UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Virgin Media Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62941W101

(CUSIP Number)

Joshua Bayliss

Virgin Management S.A.

13, Cours de Rive

Geneva 1204

Switzerland

+41 22-819-0841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Bank Trustee Services (Guernsey) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, the Venus Trust, The Leo Trust and The Gemini Trust.

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBC Trustees (C.I.) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cougar Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON IV; OO

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plough Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON IV; OO

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Charles Nicholas Branson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON IN

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gamay Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,366,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corvina Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,366,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Entertainment Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,366,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,946,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,366,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6% of Common Stock (based on 331,911,102 shares of Common Stock of Virgin Media Inc. outstanding as of August 2, 2010 as reported on the Form 10-Q filed with the Securities and Exchange Commission on August 4, 2010)

14	TYPE OF REPORTING PERSON HC; CO

Amendment No. 6 to Statement on Schedule 13D

This Amendment No. 6 to the statement on Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 of such initial statement) with the Securities and Exchange Commission (the “SEC”) on July 14, 2006, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on June 6, 2007, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on December 15, 2008, Amendment No. 3 to the statement on Schedule 13D filed with the SEC on May 14, 2009, Amendment No. 4 to the statement on Schedule 13D filed with the SEC on September 10, 2009 and Amendment No. 5 to the statement on Schedule 13D filed with the SEC on December 11, 2009 (as so amended, the “Schedule 13D”). This Amendment No. 6 is being filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) to report the settlement of the prepaid variable forward arrangement previously reported as entered into by VEIHL with Credit Suisse International on September 9, 2009 with respect to 8,574,000 shares of Common Stock. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 2.	Identity and Background

Annex B to the Schedule 13D, which is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, is hereby amended and restated in its entirety as set forth in Annex B to this Amendment No. 6 to the Schedule 13D. The statements made by the Covered Persons under Item 2 and each other item of the Schedule 13D are hereby restated as if made on the date of this Amendment No. 6 to the Schedule 13D.

Item 5.	Interests in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of the filing date of this Amendment No. 6, each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); (ii) other than VEIHL and Corvina, shared power to vote or direct the voting; and (iii) shared power to dispose of or direct the disposition of 15,366,508 shares of Common Stock (representing 4.6% of the 331,911,102 shares of Common Stock outstanding as of August 2, 2010 as reported on the Form 10-Q filed by the Company with the SEC on August 4, 2010) for the reasons set forth below. VEIHL and Corvina may be deemed to have sole power to vote or direct the voting of such shares of Common Stock for the reasons set forth below and in Item 2 above. As described in Item 6 hereof, 6,419,549 shares of Common Stock remain subject to the Additional Forward Agreement (as defined in Item 6 hereof). The Reporting Persons have retained all voting rights with respect to these shares and accordingly continue to be deemed the beneficial owners of such shares. As a result of the pledges entered into in connection with the Additional Forward Agreement, however, the Reporting Persons do not have dispositive power with respect to the Additional Pledged Shares (as defined in Item 6 hereof).

Each of the Reporting Persons other than VEIHL does not directly own any shares of Common Stock. However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to voting, or disposal, of the Common Stock held by VEIHL. VEIHL, which directly holds the shares of Common Stock, has the direct power to vote and dispose of such shares. The Reporting Persons’ ability to dispose of shares of Common Stock is subject to the terms of the Investment Agreement and to the Additional Forward Agreement. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

(c) Other than as described in Item 6 hereof, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the Reporting Persons or, to the best of their knowledge, the Covered Persons.

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding the following Item 5(e):

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on September 9, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented and amended to add the following information to the end thereof:

On September 9, 2010, VEIHL settled the Forward Agreement by delivering 6,046,591 shares of the 8,574,000 shares of Common Stock underlying the Forward Agreement to the unaffiliated third party. VEIHL retained the balance of the shares of Common Stock underlying the Forward Agreement upon settlement. As of September 9, 2010, VEIHL has no further obligations under the Forward Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010

Virgin Entertainment Investment Holdings Limited

/S/ PAUL FAUVEL
Name:	Paul Fauvel
Title:	Director

Corvina Holdings Limited

/S/ PAUL FAUVEL
Name:	Paul Fauvel
Title:	Director

Gamay Holdings Limited

/S/ PAUL FAUVEL
Name:	Paul Fauvel
Title:	Director

Virgin Group Holdings Limited

/S/ PAUL FAUVEL
Name:	Paul Fauvel
Title:	Director

/S/ RICHARD BRANSON
Sir Richard Branson

Cougar Investments Limited

/S/ ALISON JANE RENOUF
Name:	Alison Jane Renouf
Title:	Director

/S/ TRACY MARTEL
Name:	Tracy Martel
Title:	Director

Plough Investments Limited

/S/ ALISON JANE RENOUF
Name:	Alison Jane Renouf
Title:	Director

/S/ TRACY MARTEL
Name:	Tracy Martel
Title:	Director

RBC Trustees (C.I.) Limited (as trustee for the RBC Trusts)

/S/ PAUL FAUVEL
Name:	Paul Fauvel
Title:	Authorized Signatory

Deutsche Bank Trustee Services (Guernsey) Limited

/S/ ALISON JANE RENOUF
Name:	Alison Jane Renouf
Title:	Director

/S/ TRACY MARTEL
Name:	Tracy Martel
Title:	Authorized Signatory

ANNEX B

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A. Brian Conway	Managing Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Canada

Matthew J. Hemans	Vice President	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Elizabeth C. B. Dorsch	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Canada

Alison Jane Renouf	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Aaron P. Mullins	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of RBC Trustees (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	Le Gallais Chambers 19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Alison Creed	Director	19-21 Broad Street St Helier, Jersey C.I. JE1 8PB	UK

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	Le Gallais Chambers 19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Aaron P. Mullins	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Tracy Martel	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Adaliz Lavarello Alternate Director to Tracy Martel	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Guilbert Alternate Director to Aaron P. Mullins	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Jonathan Kirby Alternate Director to Alison Jane Renouf	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Aaron P. Mullins	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Tracy Martel	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Adaliz Lavarello Alternate Director to Tracy Martel	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Guilbert Alternate Director to Aaron P. Mullins	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Jonathan Kirby Alternate Director to Alison Jane Renouf	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	Guernsey

Ian Keith Cuming Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

Aaron P. Mullins Alternate Director to Mark Poole and/or Alison Jane Renouf	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey, GW1 3WT	Guernsey

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Peter Michael Norris Director	Non-Executive Chairman of Virgin Group	Virgin Management Ltd. The School House 50 Brook Green London W6 7RR United Kingdom	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Claudio Costamagna Director	Director	Via Sommaruga Giuseppe 20123 Milan Italy	Italy

Alison Jane Renouf Director	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Paul Fauvel	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Henry Kierulf	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Andreas Tautscher Director and Alternate Director to Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Aaron P. Mullins Alternate Director to Andreas Tautscher and/or Mark Poole and/or Alison Jane Renouf	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

Aaron P. Mullins Alternate Director to Mark Poole and/or Alison Jane Renouf	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey, GW1 3WT	Guernsey

Directors and Officers of Virgin Entertainment Investment Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 13, Cours de Rive Geneva 1204 Switzerland	UK

Andreas Tautscher Alternate Director to Alison Jane Renouf and/or Mark Poole	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria

Henry Kierulf Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Ian Cuming Alternate Director to Paul Fauvel	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Aaron P. Mullins Alternate Director to Mark Poole and/or Alison Jane Renouf	Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GW1 3WT	Guernsey